Exhibit 20

[Form of Letter to Stockholders]

Dear Stockholder:

In connection with this letter you will be receiving a distribution in cash of $0.70 for each outstanding share of common stock of Argonaut held by you as of the record date, June 22, 2005. This is one of the distributions described in Argonaut’s May 3, 2005 proxy statement wherein the Biotage transaction was approved and is being made in connection with the winding down and liquidation of Argonaut’s business. After giving effect to the $0.70 initial distribution described above, we currently estimate that there may be between an additional $0.28 to $0.32 that ultimately might be distributed to our stockholders as we continue the wind-down and liquidation of Argonaut. The actual nature, amount and timing of any future distributions will be determined by our board of directors and will depend in part on, among other things, our ability to convert our remaining assets to cash and the amount of our liabilities and the timing of their payment in full or provision for their payment.

On July 8, 2005 we filed a Form 15 with the Securities and Exchange Commission (the “SEC”) deregistering our common stock. As of that date, we had fewer than 300 shareholders of record. Unless the SEC acts upon the matter sooner, the deregistration will become effective on ninety days after its filing. However, we are not required to file and will not file periodic reports such as 10-Qs during the pendency of the deregistration process. Also, on July 8, 2005 we notified Nasdaq of the deregistration and our shares were delisted as of that date. Our shares may or may not trade on the over-the-counter market in the future.

For federal income tax purposes, Argonaut is treating the distribution as being made as one of a series of distributions made in connection with the complete liquidation of Argonaut, and not as a dividend. For a more complete discussion of the potential taxation of the distribution, kindly refer to the proxy under “Material United States Federal Income Taxes”. I recommend that you consult with your own tax advisor regarding the federal income tax consequences of the distribution as well as state, local and foreign tax consequences.

Very truly yours,

Gordon Tredger
President